
Mail Stop 3561

July 17, 2009

Min-Tan Yang
Chief Executive Officer
Kid Castle Educational Corporation
8th Floor
No. 98 Min Chuan Road
Hsien Tien, Taipei, Taiwan ROC
Taipei, Taiwan

> **Re:** **Kid Castle Educational Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 18, 2009**
> **File No. 333-39629**
>
> **Schedule 13E-3**
> **Filed June 18, 2009**
> **File No. 005-82412**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 17, 2009**
> **File No. 333-39629**
>
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 15, 2009**
> **File No. 333-39629**

Dear Mr. Yang:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. All defined terms used here have the same meaning set forth in the information statement.

Schedule 13E-3

General

1. We note your disclosure in the Information Statement under the heading "Previous Consideration; Revised Proposal and Appointment of Independent Committee" on page 13 that "The Board … previously considered a privatization proposal that would have financed the Transaction from available cash …" but that "after the special committee approved that privatization Plan on April 2, 2009 and recommended it to the Board … the Board determined that the costs of the privatization plan would require financing of some kind and withheld its approval of the privatization plan." Thereafter, in May of 2009, the Board of Directors entered into discussions with your CEO, Min-Tan Yang, with respect to a purchase of stock to finance the privatization plan. As a result, it appears that Mr. Yang should be listed as a filing person on the Schedule 13E-3, indicating that he is personally engaged in this going private transaction. Therefore, he must individually address all of the disclosure items in Schedule 13E-3 from his own perspective. This includes, but is not limited to, his fairness determination required by Item 1014(a) of Regulation M-A, and his purposes for, alternatives considered to, reasons for engaging in the going private transaction. Refer to Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). Please note that the reasons for the transaction and the alternatives considered by Mr. Yang may be different than those of the Company, and this fact should be reflected in the disclosure. Also note the additional disclosure requirements of affiliates who are filing persons. For example, please refer to Instruction 3 to Item 1013 of Regulation M-A. In addition, be sure that Mr. Yang signs the Schedule 13E-3.

2. Note that if Mr. Yang has based his fairness determination on the analysis of factors undertaken by others (e.g., the Independent Committee and/or the financial advisor), he must expressly adopt this analysis and discussion as his own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719. Also note that to the extent Mr. Yang did not adopt another person's discussion and analysis or the Independent Committee's or fairness advisor's analyses and discussions do not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, Mr. Yang must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

3. Instead of providing disclosure as to Mr. Yang in the Schedule 13E-3 only, please revise the Information Statement to provide the disclosure as to him required by Schedule 13E-3

in the disclosure document that will be transmitted to your shareholders. See Exchange Act Rule 13e-3(e).

Item 5. Past Contacts, Transactions, and Negotiations and Agreements.

(a) Transactions.

4. To the extent that Mr. Yang and/or Mr. Pai guaranteed the bank loan of $1,542,401 obtained on November 28, 2007 and discussed in Note 12 to your financial statements, please disclose this transaction under this heading or tell us why it is not appropriate to do so. Refer to Item 5 of Schedule 13E-3 and General Instruction C thereto as well as Item 1005 of Regulation M-A.

Item 15. Additional Information.

5. We note that you incorporate by reference into your Schedule 13E-3 your 2008 Annual Report on Form 10-K and your Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, both of which include a discussion of forward-looking statements. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please revise to state that the safe harbor provisions in the Form 10-K and Form 10-Q incorporated by reference into your Schedule 13E-3 do not apply to any forward-looking statements the Company makes in connection with the going-private transaction. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.

Item 16. Exhibits.

6. Please file any written materials presented to the Independent Committee, the Board or Mr. Yang by an outside party that are materially related to the Rule 13e-3 transaction, including board books, as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A, or please advise us why the reports are not material to the Rule 13e-3 transaction.

7. In the last paragraph under this heading, please revise the address for the Securities and Exchange Commission to reflect our change of address to 100 F Street, NE, Washington, D.C. 20549.

Preliminary Information Statement on Schedule 14C

Notice

8. We note your disclosure in your notice and throughout your Information Statement that the Information Statement is first made available to your shareholders by posting on the Internet on or about [   ], 2009. Please confirm that you will post your materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56315 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Summary Term Sheet, page 2

Purposes of and Reasons for the Transaction, page 3

9. Given that some of the factors you note under this heading and elsewhere in your Information Statement as contributing to the decision to take the company private appear to have existed for several years, please revise to indicate why you seek to undertake the going private transaction *at this time* as opposed to other times in your operating history. Refer to Item 7 of Schedule 13E-3 and Item 1013(c) of Regulation M-A.

10. Under this heading you state that the $0.18 per share Transaction consideration "represents a premium of $0.165 over $0.015, which was the last trade reported on [your] common stock on the OTCBB on June 2, 2009, which was the last reported trade as of June 16, 2009." Please also see your disclosure in the first paragraph under the heading "Plans for the Company after the Transaction" on page 31. In the fourth bullet under the heading "Independent Committee Deliberations" on page 14, however, you state that the "$0.18 cashout price represents a premium of $0.13 over $0.05, over [*sic*] the price of the last trade of the Company's common stock reported as of June 2, 2009, the last trade reported when the Independent Committee deliberated on June 5, 2009." Please also see your disclosure in the second paragraph under the heading "Fairness of the Transaction" on page 28. Please revise for consistency or advise.

Effects of the Transaction, page 3

11. In the sixth bullet under this heading you state that "the percentage of [your] common stock held by [Mr. Yang] *will* [emphasis added] increase from 45% to 54% as a result of his purchase of 5,000,000 shares of your common stock at $0.18 per share…." In addition, in the last bullet under the heading "Potential Disadvantages of the Transaction" on page 5, you state the "[c]ontrol of the corporation *will become* [emphasis added] more concentrated in [Mr. Yang]…." See also the last bullet on page 20. Elsewhere in your Information Statement, for example under the heading "Potential Conflicts of Interest" on

Min-Tan Yang
Kid Castle Educational Corporation
July 17, 2009
Page 5

page 6, you disclose that the issuance of the 5,000,000 shares to Mr. Yang occurred on June 17, 2009. Please revise your Information Statement to clarify whether the percentage of common stock held by Mr. Yang has already increased or whether this will happen in the future.

Potential Advantages of the Transaction, page 4

12. In the first bullet under this heading you parenthetically note that your estimated annual savings of $298,000 "by way of illustration is an amount equal to approximately 36% of [your] net income in 2008." In the last bullet under the heading "Independent Committee Deliberations" on page 14 and elsewhere in your Information Statement, you refer to net profit instead of net income. Please revise for consistency throughout your Information Statement, as appropriate.

Payment to Cashed Out Shareholders, page 7

13. Please include the form of letter of transmittal materials as an appendix to your information statement or as an exhibit to your Schedule 13E-3.   For those shareholders who opt to receive their payment in New Taiwan Dollars rather than U.S. Dollars, please confirm that your letter of transmittal will advise shareholders of the exchange rate prevailing at the effective time of the transaction or advise shareholders as to how this amount can be calculated.

14. Please revise to disclose the approximate length of time between the effective date of the reverse stock split and the date on which shareholders will receive their cash payments.

Financing the Transaction, page 8

15. Under this heading you state the you "estimate the total funds required to pay the consideration to cashed out shareholders *and other costs of the Transaction* [emphasis added] will be approximately $303,000" and that you "expect to incur additional expenses of $275,050 for a total cost of the Transaction estimated to be $578,050." Elsewhere in your Information Statement, you indicate that the $303,000 is merely the consideration to be paid to the cashed out shareholders. For example, under the question "What is the total cost of the Transaction to the Company" on page 12, you state that you "believe that the total cash requirement … will be approximately $578,050" and includes "approximately $303,000 needed to cash out fractional shares, and approximately $275,050 of legal, accounting, and financial advisory fees and other costs to effect the Transaction." Please revise for consistency or advise.

No Appraisal or Dissenter Rights, page 8

16. We note your disclosure under this heading that shareholders are not entitled to appraisal or dissenter rights in connection with the Transaction under Florida law. Please revise to briefly outline any other rights that may be available under applicable law for security holders who object to the Transaction. Refer to Item 1004(d) of Regulation M-A.

Reservation, page 9

17. Disclose how the board will make a determination to abandon the Transaction before the filing of the necessary amendments to your articles of incorporation with the Secretary of State of the State of Florida if it determines that abandoning it is in the best interests of the company. In your disclosure, include the factors upon which the decision would be based and how you will provide notice to shareholders. Please also disclose what role, if any, the Independent Committee has in making this determination.

Questions and Answers about the Transaction, page 9

18. Please consolidate the disclosure in this Question and Answers section with your Summary Term Sheet to avoid duplication of the same information. In particular, we suggest you limit the Questions and Answers section to procedural matters. Generally revise your Information Statement to avoid the unnecessary repetition of disclosure.

19. Please revise your disclosure to elaborate upon the relevance of including the Q&A "What are the Pink Sheets?" Your existing disclosure describes this over-the-counter quotation service but does not give any explanation as to the service's relevance to you or the fact that your shares will no longer be eligible for quotation on the OTC-BB after you cease to report with us.

Special Factors, page 13

Purpose of and Reasons for the Transaction, page 13

20. In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among the Independent Committee, the special committee appointed by the Board in December 2008, the Board, its members, your management and Polaris Securities regarding the Transaction, the prior privatization transaction or alternative transactions considered. In doing so, please discuss the terms of the going private transaction that was approved on April 2, 2009, including the valuation provided by Polaris on March 16, 2009.   Please also discuss how you arrived at the exchange ratio and cash-out price that you are utilizing and whether any other ratios, including ones that might result in a smaller number of shareholders being cashed out, were considered.

21. Please expand your description of the functions of the special committee and the Independent Committee to discuss the scope of their respective authority and the period during which each served.

Independent Committee Deliberations, page 14

22. All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A generally are relevant to the fairness determination of a going private transaction and should be discussed in reasonable detail.   To the extent that any such factors were not considered or were deemed irrelevant in the context of the Transaction, that fact may be important, particularly if any factor would result in a higher per-share value. If so, this fact must be disclosed. While it appears that the board has expressly adopted the analyses and discussions of both the Independent Committee and the fairness advisor as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A, it does not appear that the Independent Committee and fairness advisor have collectively addressed all such factors.

In this regard, we note your disclosure in the last paragraph under this heading on page 15 that the Independent Committee "did not consider the liquidation value of the Company's assets because it considers the Company to be a viable going concern business" but we note no disclosure as to the Independent Committee's consideration of the going concern value in determining the fairness of the Transaction to your unaffiliated cashed out shareholders and your unaffiliated continuing shareholders. Please revise your disclosure to:

- explain in more detail why the Independent Committee did not consider the liquidation value of the Company since the company's auditor's have expressed substantial doubt about the company's ability to continue as a going concern; and

- state whether or not the company considered the Company's going concern value in determining the fairness of the Transaction to your unaffiliated shareholders.

We also note that the disclosure does not appear to include a discussion of Item 1014(c) and (d) or clauses (vi) and (viii) of Instruction 2 to Item 1014. If the independent committee or the financial advisor did not consider one or more of these factors, state that and explain why the factor(s) were not deemed material or relevant.

Refer to Item 8 of Schedule 13E-3 and General Instruction E thereto, Item 1014 (b) of Regulation M-A and Instruction 2 thereto, and Question and Answer Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981).

23. Please refer to our prior comment. You state at the end of the third paragraph on page 26 that "Polaris Securities also considered but rejected as inappropriate a discounted cash flow for Kid Castle…." We note that:

   - On page 17 of its report, Polaris Securities concluded that, with one exception, "none of the comparable companies' ratios were suitable to evaluate [your] value;"

   - On page 21 of its report, Polaris Securities weighted its valuation of your common stock 50% on the historical prices of your common stock but, as you disclose on page 19 in the bullet "Effect on Market for Shares and Liquidity," the "average daily trading volume of our common stock from January 1, 2008 to May 31, 2009 was approximately 195 shares per day" and "[d]uring that period, there were 325 trading days on which our common stock did not trade at all;" and

   - Your revenue and cash flow from operations has been trending up over the last several years.

   In light of these observations, please disclose why Polaris rejected as inappropriate a discounted cash flow valuation method and what consideration, if any, the Independent Committee gave to such rejection.

24. Please refer to comment 15 above. We note your disclosure regarding the Independent Committee's consideration of "current and historical market prices of the Company common stock relative to those of other industry participants and general market indices" as well as the fact that Polaris Securities looked only at your price for a 60-day period for the "Market Price Method" component of its valuation. Please specifically explain whether the Independent Committee and the Board considered and analyzed the fact that the shares have traded above the per share price being paid in the Transaction during the last year and if so, how the Independent Committee and the Board were able to reach a fairness conclusion in light of such information.

25. Please also discuss the Independent Committee's determination as to the fairness of the reverse stock split ratio. Refer to Question and Answer No. 19 of Exchange Act Release No. 34-17719 (April 13, 1981).

26. We note that state law does not provide appraisal rights in connection with this transaction. Discuss whether this was a factor in setting the structure of this going private transaction. In this regard, please disclose whether the Independent Committee or the Board considered the lack of appraisal rights in choosing the method by which to take the company private, including a discussion of whether appraisal rights would have been available had you chosen another alternative.

27. Please also confirm that you have not received any offer as described in Item 1014(f) of Regulation M-A. In this regard, we note your disclosure in the penultimate bullet on page 15 indicating that cashed-out shareholders "will not benefit from any appreciation of value of the Company, including any value that could be achieved in the event the Company is acquired in the future by a strategic buyer."

Board of Directors Deliberations, page 16

28. Please revise the board of director's fairness determination to address the fairness of the transaction to security holders who would retain their interest in the company as well as to those who would not.

Effects of the Transaction, page 16

29. You state that you "expect that as a result of the Transaction the number of [your] shareholders of record as calculated per Rule 12g5-1 would be reduced from 1,434 to approximately 259. Please tell us how you arrived at 259.

30. We also note that in the third bullet on page 18, you state the "book value per share of [your] common stock will decrease from $0.1 as of as of [*sic*] June 17, 2009 to approximately $0.08 per share of common stock on a pro forma basis (after giving effect to payment of Transaction costs in the amount of $578,050)." Please also state that the book value per share of your common stock on a pro forma basis (after giving effect to payment of Transaction costs in the amount of $578,050) increased to approximately $0.10 per share from $0.778 per share before the Capital Injection or tell us why it is not appropriate to do so.

Effect on Unaffiliated Shareholders Who Own 5,000 or More Shares, page 19

31. On page 20 in the fourth bullet under this heading, you state the company has never issued any stock options. You make a similar statement in the first paragraph under the heading "Potential Conflicts of Interest of [your] Officers and Directors" on page 29. In the penultimate paragraph on page 21, you state that your "directors and executive officers may have interests in the Transaction that are different from your interests as a shareholder, and have relationships that may present conflicts of interest, including holding options to purchase shares of [your] common stock that will remain outstanding following the Transaction …." Please revise or advise.

Valuation Report of Polaris, page 23

32. In the introductory paragraph under this heading, you state that "…Polaris Securities … rendered its … opinion to the Independent Committee … that, as of June 6, 2009 …the fair value of the Company's common stock was $0.148 to $0.184 per share." We

reviewed the report of Polaris Securities and, in particular, the valuation on page 21 thereof. It appears, based on the 50% weighting assigned to the market price method and the P/B method, that the weighted average results should be $0.145-0.16 and not $0.135-0.16 as stated in the Report. This apparent mathematical error we think would result in a low end of the valuation range of $0.160 instead of $0.148. Please advise. We may have further comment.

33. We note your disclosure in the third paragraph under this heading that the summary of the Polaris Securities valuation report is "qualified by reference to the full text of the report…." Because you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please delete this statement.

34. We note your disclosure in the fourth paragraph under this heading that "Polaris Securities reviewed certain publicly available business and financial information relating to the Company" as well as "certain other information relating to the Company…." Please revise this disclosure to describe the data reviewed by the financial advisor instead of referring to "certain" data. In addition, if the company or Mr. Yang provided Polaris Securities with non-public financial forecasts or projections in connection with its fairness analysis, such information must be disclosed. Please also describe the material assumptions underlying any forecasts or projections and any limitations.

35. Please disclose all compensation received by Polaris Securities during the last two years, and any compensation to be received by Polaris Securities, separately setting forth the fee paid to Polaris Securities for rendering its opinion related to the Transaction, any fee previously paid to Polaris Securities in connection with the opinion delivered in March 2009 as well as any other compensation.

Market Comparison Analysis, page 26

36. Please explain how your fairness advisor determined to include the five publicly-traded companies you list here. We note your disclosure indicates that the companies are in the education and training services sector, however, they all appear to have larger market capitalizations, revenues and customer bases. Please also disclose in detail the five financial ratios that were reviewed and compared and why only price to book value was deemed "most applicable to Kid Castle" and the remaining four financial ratios were rejected. Refer to Item 1015(b)(6) of Regulation M-A.

37. Under this heading, you state that "Polaris Securities reviewed and compared five financial ratios among the comparison companies and Kid Castle. Polaris determined that the P/B (price to book value) ratio was most applicable to Kid Castle" and that "[t]his analysis indicated [an] implied per share equity reference range for the Company" of $0.24. Please disclose in more detail how Polaris Securities reached this number,

specifically disclosing, if true, that Polaris Securities applied the 3.07x multiple to your book value without giving effect to the capital injection.

<u>Alternatives to the Transaction, page 27</u>

38.   We note the alternative transactions you considered. Please revise to quantify the funds that you considered necessary to effectuate each of these alternatives as it would appear that at least one reason why some of these alternatives were not pursued was because a reverse/forward stock split was determined to be more cost-effective.

<u>Fairness of the Transaction, page 28</u>

39. In light of our comment 1, please move this section up to a more prominent place in the "Special Factors" section. Please also revise to discuss who comprises the "management group."

<u>Material Federal Income Tax Consequences, page 32</u>

40. In the introductory paragraph under this heading, you state that the "following is a summary of certain U.S. federal income tax consequences to the Company and its shareholders resulting from the Transaction." Please revise your disclosure to clarify that the discussion is a summary of the "material" U.S. federal income tax consequences and not just "certain" U.S. federal income tax consequences. Also, please avoid using the terms "generally" or "in general" in your discussion of the material federal income tax consequences of the Transaction. A tax discussion should be phrased as definitively as possible.

<u>Cautionary Statement Regarding Forward-Looking Statements, page 42</u>

41. Under this heading you state that "forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause [your] actual results, performance or achievements to differ materially from those described or implied in the forward-looking statements, including, but not limited to, general economic and business conditions, including the impact on consumer spending as a result of a slower consumer economy, the "sub-prime market" crisis and general crisis in the credit markets, competition in the restaurant markets, potential changes in customer spending, acceptance of our new restaurants, any significant variations between actual amounts and the amounts estimated for those matters identified as our critical accounting estimates, as well as other significant accounting estimates made in the preparation of our financial statements, and the impact of changes in government policy in the United States." It is not clear to us how your business might be affected by most of the items you list. Please revise or advise.

Information About the Company, page 43

Information Concerning the Board of Directors and Executive Officers, page 44

42. Please provide the material occupations, positions, offices or employment of each
director and executive officer during the last five years, including starting and ending
dates of each, and provide the address of any organization in which the occupation,
position, office or employment was carried on. Please also avoid gaps or ambiguities in
your description of the business experience of your executive officers and directors for
the past five years. In this regard, please disclose the addresses for the employers of your
non-employee directors as well as the specific business experiences for the past five years
of Mr. Theng. Refer to Item 3 of Schedule 13E-3 and General Instruction C thereto as
well as Item 1003 of Regulation M-A.

43. In the last paragraph under this heading, you state that all of your officers and directors
are citizens of The Republic of China; however, in Item 3(c) of your Schedule 13E-3, you
state that they are citizens of the Republic of Taiwan. Please revise your Information
Statement or Schedule 13E-3, as appropriate.

Summary Financial Information, page 46

44. It appears that you have elected to incorporate by reference the information required by
Item 1010(a) and (b) of Regulation M-A and instead have disclosed summarized financial
information required by Item 1010(c). Please revise this section to provide the ratio of
earnings to fixed charges information required by Item 1010(c)(4) of Regulation M-A,
and, if material, pro forma data for the summarized financial information specified in
Item 1010(c) disclosing the effect of the transaction. See Item 1010(c)(6).

45. With respect to pro forma data referenced in our prior comment, we note that in the
second and third bullets on page 18, you cross-reference shareholders to your Summary
Financial Information. However, your Summary Financial Information does not contain
the numbers in the referenced bullets, as these numbers appear to be pro forma numbers
at March 31, 2009 after giving effect to the Capital Injection. Please present this pro
forma presentation in your Summary Financial Information. To the extent you believe
pro forma financial information is not material, please explain why. We note similar
disclosure in the fifth and sixth bullets on page 20. Refer to Item 13 of Schedule 13E-3
and Item 1010 of Regulation M-A.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 30

Management's Report on Internal Control Over Financial Reporting, page 31

46. We note that your management concluded that as of December 31, 2008, your disclosure controls and procedures were ineffective and that:

> [The Company has] been taking measures to improve [its] disclosure controls and procedures, including instituting a new Enterprise Resource Planning ("ERP") system and engaging an outside accounting firm to advise the Company with respect to setting up internal auditing and other controls and procedures. The ERP system, when fully operational, will enable the centralization of all information required to be disclosed pursuant to the Exchange Act to be digitally recorded, processed, summarized and reported in a timely and secured manner. During the last phase of ERP system integration, certain difficulties were encountered that have prevented the ERP system from being satisfactorily declared effective and independently operational by the management. In addition, the original implementation schedule has been interrupted because the company hired to assist the implementation of the new ERP system unexpectedly ceased its operation in September 2008. The Company is assertively seeking to engage a new system consulting company to continue the integration process. It is anticipated by management that the new system will become fully operational in the fourth fiscal quarter 2009. The old system used by the Company will then be phased out.

Please explain how the problems you have encountered instituting your ERP system did not also impact management's conclusion as to the effectiveness of your internal control over financial reporting.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

47. We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, your certifications (1) include the title of your officers in the first paragraph, and (2) do not track the text of Item 601(b)(31) of Regulation S-K in number 4. Please confirm to us that you will revise your certifications in future filings to precisely match the language set forth in Item 601(b)(31) of Regulation S-K.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Catherine Brown, Staff Attorney, at (202) 551-3513, Perry Hindin, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3444, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Carter Mackley
        K&L Gates LLP
        Via Facsimile